EXHIBIT 99.1

Taseko Announces Start of Wellfield Operations at Florence Copper and Third Quarter Gibraltar Operational Results

VANCOUVER, British Columbia, Oct. 15, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") is pleased to provide an update on progress at its 100%-owned Florence Copper project in Florence, Arizona and third quarter operational results at its Gibraltar Mine.

Final regulatory approvals have been received and the operating team at Florence is now in the process of commencing wellfield operations, which marks the start up of the commercial production facility.

In the SX/EW plant area, the general contractor achieved substantial completion on September 19 and began to de-mobilize construction crews at that time. Taseko’s owners’ team is supervising the remaining contractors as they wrap up the final construction activities and systematically hand over sections of the plant area to the operating team for commissioning. The commissioning phase for the SX/EW plant is scheduled to run in parallel with the start of wellfield operations. First copper cathode is expected to be produced in about three months.

Stuart McDonald, President & CEO of Taseko, commented, “Commencement of wellfield operations is a fantastic milestone for Florence Copper, and a great achievement that our construction team in Arizona has accomplished in less than two years. We have successfully executed on this major capital project and look forward to first copper production and a successful ramp-up of the operation in the months ahead.”

At the Gibraltar Mine, third quarter production was 27.6 million pounds of copper, including 900 thousand pounds of copper cathode, and 560 thousand pounds of molybdenum. This represents an increase of 39% and 211%, respectively, over the previous quarter. A total of 26.3 million pounds of copper was sold in the quarter. Mill throughput was at design capacity of 85,300 tons per day in the quarter and copper recoveries have been improving steadily, averaging 77% for the third quarter, and 83% for the month of September. Copper head grades of 0.22% were behind plan, although still a significant improvement over the previous two quarters.

Mr. McDonald added, “At Gibraltar, mining is advancing deeper into the Connector pit, and we continue to see steady improvement in copper grades and ore quality, as most of the secondary mineralization is now behind us. We expect another significant production increase in the fourth quarter, but will not recover the production shortfall from recent months. Annual production for 2025 is now expected to be 100 to 105 million pounds of copper.”

“With copper prices approaching record levels, and a growing focus on security of critical mineral supply, the timing is ideal to bring on a major new source of refined copper inside the United States. With first copper cathode expected to be produced from Florence in about three months, and increasing production from our Gibraltar Mine, we’re becoming a more diversified copper miner in top tier mining jurisdictions,” concluded Mr. McDonald.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

  Investor enquiries Brian Bergot, Vice President, Investor Relations – 778-373-4554

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and our planned mining operations at Florence Copper, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to achieve reduced costs for Gibraltar (as defined below) and to otherwise control our operating costs without impacting our planned copper production;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  the increases in interest rates, by central banks may increase our borrowing costs and impact the profitability of our operations;
  our ability to draw down on our financing arrangements for the construction of Florence Copper is subject to our meeting the required conditions for drawdown;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the results from our development of Florence Copper will not meet our estimates of remaining construction costs, operating expenses, revenue, rates of return and cash flows from operations which have been projected by the technical report for Florence;
  the risk of cost overruns or delays in our construction of the commercial facilities at Florence Copper, resulting in not commencing commercial production within our current projected timeline or within our current projected cost estimates;
  uncertainties related to the execution plan for the construction of Florence Copper and the commencement of commercial operations resulting from inflation risk, supply chain disruptions, material and labour shortages or other execution risks;
  our ability to comply with all conditions imposed under the APP and UIC permits for the construction and operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued operation and development of our projects, including with respect to our ability to obtain any additional construction financing, if needed, to complete the construction and commencement of commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform for compliance with the Declaration Act (British Columbia);
  our dependence solely on our 100% interest in Gibraltar for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects including Florence Copper;
  our ability to develop new mining projects may be adversely impacted by potential indigenous joint decision-making and consent agreements being implemented by the Government of British Columbia under the B.C. Declaration on the Rights of Indigenous Peoples Act;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the Israel-Hamas conflict and other future geopolitical events including social unrest, which could disrupt financial markets, supply chains, availability of materials and equipment and execution timelines for any project development;
  recent changes to U.S. trade policies and tariff risks may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.